UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 878518

as at June 30, 2008

TASEKO MINES LIMITED
800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Russell E. Hallbauer
President & CEO

Date: July 8, 2008

Print the name and title of the signing officer under his signature.

  1020 - 800 W Pender St.
Vancouver BC
Canada V6C 2V6
Tel 604 684 - 6365
Fax 604 684 - 8092
Toll Free 1 800 667 - 2114
http://www.tasekomines.com

TASEKO ANNOUNCES CHANGE TO EXECUTIVE TEAM

June 30, 2008, Vancouver, BC - Taseko Mines Limited (TSX: TKO; AMEX: TGB) ("Taseko" or the "Company") announces the resignation of Jeffrey Mason as Chief Financial Officer, effective July 1, 2008. Mr. Mason will maintain his role on Taseko's Board of Directors.

Russell Hallbauer, President and CEO of Taseko commented, "On behalf of the Board, I would like to thank Jeffrey for the work he has undertaken over the past 14 plus years. He was instrumental in the purchase of the Gibraltar mine, its startup, operations and expansions to date. Jeffrey has been a key member of Taseko's senior management team and has helped significantly to advance Taseko from a junior exploration company to a preeminent Western Canadian copper producer with a market capitalization of nearly $750 million.

We wish Jeffrey all the best in this future endeavours and look forward to his continued support on the Board of Directors."

The Company has started the executive search for a new Chief Financial Officer; in the meantime, HDI Services (Hunter Dickinson) together with the Taseko personnel and management will provide the necessary financial resources, to ensure ongoing financial accounting, reporting and control functions.

For further details on Taseko and its properties, please visit the Company's website at www.tasekomines.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

Russell Hallbauer
President and CEO

Neither the TSX Exchange nor the American Stock Exchange accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements
This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include capital market conditions, commodities market prices, exploitation and exploration successes, lack of continuity of mineralization, completion of the mill upgrade on time estimated and at scheduled cost, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's annual Form 20-F filing with the United States Securities and Exchange Commission or the Company's home jurisdiction filings at www.sedar.com.